UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34187

Alexander & Baldwin, Inc.(1)

(Exact name of registrant as specified in its charter)

822 Bishop Street

Honolulu, Hawaii 96813

808-525-6611

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, without par value

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one (1).

Pursuant to the requirements of the Securities Exchange Act of 1934, Alexander & Baldwin, Inc.(1) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 25, 2012	By:	/s/ Joel M. Wine
Joel M. Wine
Senior Vice President,
Chief Financial Officer and Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

(1) On June 6, 2012, pursuant to the Agreement and Plan of Merger, dated as of February 13, 2012, by and among Alexander & Baldwin, Inc., a Hawaii corporation (“A&B Predecessor”), Alexander & Baldwin Holdings, Inc., a Hawaii corporation and a direct, wholly owned subsidiary of A&B Predecessor (“Holdings”), and A&B Merger Corporation, a Hawaii corporation and a direct, wholly owned subsidiary of Holdings (“Merger Sub”), Merger Sub merged with and into A&B Predecessor (the “Merger”), with A&B Predecessor surviving the Merger as a direct, wholly owned subsidiary of Holdings.  At the effective time of the Merger, each outstanding share of common stock, without par value, of A&B Predecessor (the “A&B Predecessor common stock”) automatically converted into one share of common stock, without par value, of Holdings (the “Holdings common stock”).  On June 7, 2012, A&B Predecessor converted to a limited liability company and changed its name from “Alexander & Baldwin, Inc.” to “Alexander & Baldwin, LLC.”  Pursuant to this Form 15, Holdings, as the successor entity to A&B Predecessor, is terminating the registration of the A&B Predecessor common stock.  The Holdings common stock, including Holdings’ duties to file reports with respect thereto, is not affected by this Form 15.

On June 8, 2012, Holdings declared a pro rata distribution (the “Distribution”) of one share of common stock, without par value (the “New A&B common stock”), of A & B II, Inc., a Hawaii corporation and a direct, wholly owned subsidiary of Holdings (“New A&B”), for each share of Holdings common stock held of record by shareholders as of June 18, 2012, the record date for the Distribution.  A registration statement on Form 10 relating to the Distribution was filed by New A&B with the Securities and Exchange Commission and was declared effective on June 11, 2012.  On June 13, 2012, New A&B changed its name from “A & B II, Inc.” to “Alexander & Baldwin, Inc.”  The New A&B common stock, including New A&B’s duties to file reports with respect thereto, is not affected by this Form 15.